August 26, 2022

Division of Corporate Finance

United States Securities and Exchange

Commission

Washington, DC 20549

Attn:	Stephen Krikorian

Melissa Walsh

Re:	Marathon Digital Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021
Form 10-Q for the Quarterly Period Ended March 31, 2022
File No. 001-36555

Gentlepersons:

Further to our letters of August 1, 2022 and August 5, 2022, enclosed please find our responses to comments 11, 12 and 13 as contained in your June 24th letter. Unless the context otherwise applies, we refer to the comments in your June 24th letter as “comments” and comments in your prior comment letters as “prior comments”. For ease of reference, we have set forth each of your comments below in bold with our response to each comment set forth immediately below each such comment.

Revenue Recognition, page F-15

11.	In response to prior comment 12, you indicate that there is only a delay in the transfer from the pool wallet to the respective customer’s wallet (including the Company) when BTC is earned outside of normal business hours. We noted in the prior comment that the constructive receipt of the mining reward can be at least two days from contract inception based on your response to prior comment 14 in your letter dated April 22, 2022 indicating that NYDIG confirms the allocation among pool participants within 24 hours of a block reward and, once the NYDIG calculations are confirmed, you aggregate all the BTC rewards at the end of that day. As previously requested, please provide us with your analysis of how you comply with the requirement to recognize the estimated fair value of the non-cash consideration at contract inception. In this regard, your analysis of ASC 606-10-32-21 does not appear to address the concept that noncash consideration should be measured at contract inception. In addition, please address the concept in ASC 606-10- 32-23 that changes in the fair value of noncash consideration after contract inception that are due to the form of the consideration should not be included in the transaction price. Your disclosure should address any difference between the fair value of the BTC when you recognize revenue at the end of the day upon constructive receipt and the fair value of the noncash consideration at contract inception.

The Company acknowledges the Staff’s comments regarding the delay in constructive receipt of the mining reward and would like to clarify that in all cases, transaction fees and block rewards are recognized based on the closing price in USD as of 23:59 GMT on the day the reward was earned (not the date it was received upon settlement). Any delay between confirmation from NYDIG and back-end settlement into the pool wallet does not change the value of noncash consideration (BTC) received as such recognition of noncash consideration occurs in accordance with the accounting convention outlined below.

ASC 606-10-32-21 requires noncash consideration to be measured at fair value at contract inception. As outlined in our response to comment 12 below, contract inception under ASC 606 occurs at the time the Company successfully validates a block of transactions. BTC is traded 24 hours a day, 365 days per year, making it extremely difficult, if not impossible, to ascertain contract inception for each contract that conceptually exists and is fulfilled. As a result of this challenge the Company, as a practical expedient utilizes a specific time each day accounting convention in estimating the fair market value of noncash mining rewards in USD. Under the accounting convention utilized by the Company BTC rewards during any given day are aggregated and the associated revenue is measured using the BTC closing price for that day as defined by Yahoo Finance. We use the resulting value as the day’s contract price for the day’s mined BTC.

We acknowledge that this accounting convention diverges from the guidance in ASC 606-10-32-21, and therefore we have analysed the difference between the Company’s accounting convention and the revenue that would have been recognized using an average (mean) price of BTC for the day. We note that the average price for the day also diverges from ASC 606-10-32-21, but we consider this to be another reasonable “practical expedient” in measuring revenues in USD given the circumstances outlined above.

If the Company had recognized revenue using an average daily price of BTC:

●	For the year ended December 31, 2021 and 2020, the total revenue earned would have been $150.5 million and $4.3 million, respectively, indicating the Company would have realized additional revenues of $0.3 million (0.2%) for the year ended December 31, 2021 and a reduction in revenues of $45 thousand (1%) for the year ended December 31, 2020.
●	For the three months ended March 31, 2022 and 2021, the total revenue earned would have been $51.8 million and $9.3 million, respectively. The Company would have realized additional revenues of $82 thousand (0.2%) and $129 thousand (1.4%) for the quarter ended March 31, 2022 and 2021, respectively.

As such, the Company believes its accounting convention described above is materially compliant with ASC 606-10-32-21 and ASC 606-10-32-23. Further, we believe, given the volatility in BTC prices, that the changes in fair value included in the transaction price recognized as revenue would never all flow in one direction (i.e., increasing or decreasing revenue) during any reporting period.

The Company will prospectively clarify the use of this accounting convention in its revised accounting policy within Note 2 – Significant Accounting Policies, Revenue from Contracts with Customers in future filings. The proposed accounting policy is enclosed below in response to comment 13.

12.	We note your response to prior comment 13. Please further clarify the statement in the context of the operation of your own mining pool that “revenues associated directly with BTC mining activities are recorded net of any pool fee with an offsetting cost of revenue.” Explain why the pool fee revenue you earn as the pool operator would be a reduction to revenue. In this regard, we note your conclusion that, as the pool operator, you are the principal and you have full control of the BTC rewards to be transferred to the pool participant. You indicate that you provide transaction verification service to the blockchain network by the pool. It is our understanding that the pool participants provide you with computing power in exchange for the BTC reward. As the pool operator, tell us what consideration you gave to the gross presentation of the reward from your BTC mining activities as revenue with the net BTC reward distributed to your customer’s wallets, which you indicate is the transaction price, presented as your cost of revenue. Your revenue recognition accounting policy should be revised, accordingly.

The Company respectfully acknowledges the Staff’s collective comments in the correspondences dated April 8, 2022, May 27, 2022, and June 13, 2022, and has comprehensively re-evaluated its revenue recognition accounting policy. What follows is our analysis of the critical components of revenue recognition as they relate to our business.

Background

The Company’s central operations focus is to use computing power to solve cryptographic algorithms to record and publish BTC transactions to blockchain ledgers or provide BTC transaction verification services to the bitcoin network (such activity, “mining”). The Company also operated a mining pool that included a small number of third parties from May 2021 until March 2022. In return for verifying transactions to be added as a new block to the network (i.e., ‘solving’ a block), the Company is (and its pool that included third parties was) entitled to receive transaction fees and block rewards in the form of BTC. Transaction fees are specified in each block of transactions request and are paid by the requester (collective requesters within a block of transactions, the “network”). The BTC protocol itself currently issues a block reward for each solved block at a current rate of 6.25 BTC per block. Such reward is expected to be reduced to half of that in 2024.

Identify the performance obligations in the contract

The performance obligation in each contract is to verify a block of transactions for the network; there are no other performance obligations in our contracts. A contract arises, and the Company’s performance obligation is satisfied, at the point in time the Company has successfully validated a transaction.

Measure and allocate the transaction price

The amount to which the Company is entitled for successfully validating a block of transactions is fixed at the point in time the contract exists, and the performance obligation is satisfied. Thus, there is no variable consideration. The Company’s response to comment 11 above addresses the ASC 606 effects of the transaction fees and block rewards being paid in non-cash consideration (i.e., BTC).

Because validating the applicable transaction is the only performance obligation in the contract, the transaction price is allocated entirely to that performance obligation.

Recognize revenue

Revenue is recognized in BTC at the point in time the Company successfully validates the transaction and thus, satisfies its sole performance obligation in the contract. The fair value of this non-cash consideration is then estimated in USD as discussed in our response to comment 11 above.

Mining pools

In order to provide transaction verification services at a faster rate, thereby enhancing the probability of participating in the solving of a block and earning revenue, miners may choose to deploy their computing resources into a larger mining pool. As previously stated, the Company operated a mining pool that included a small number of third parties from May 2021 until March 2022. The Company assessed whether it should be considered the principal or the agent in its capacity as a pool operator. ASC 606-10-55-37 indicates that an entity is principal in an arrangement if the entity controls the specified good or service before that good or service is transferred to a customer. Below is a summary of our analysis as it relates to the operation of the pool and the use of third party computing power to verify a block of transactions for the network. Our conclusions are italicised and we refer to the pool as the “reporting entity” in the discussion that follows.

Evaluation of the elements of Control

“Control” is defined in ASC 606-10-25-25 as the ability to direct the use of, and obtain substantially all of the remaining benefits from, an asset. ASC 606-10-55-37A states the following:

When another party is involved in providing goods or services to a customer, an entity that is a principal obtains control of any one of the following:

a)	A good or another asset from the other party that it then transfers to the customer.

●	The reporting entity never controlled a good or asset from the Third-party miners. This will be discussed in more detail below as a component of the “primary responsible party” evaluation.

b)	A right to a service to be performed by the other party, which gives the entity the ability to direct that party to provide the service to the customer on the entity’s behalf.

●	As discussed in more detail below, the Company concluded that the reporting entity had no right to a service to be performed by the Third-party miner, nor did it have the ability to direct that party to provide the service to the customer on its behalf. Third party miners were free to sign up for the pool and join or leave for another pool at will and the pool operated as a single collective, with no ability to control or curtail which Third-party miners were providing computing power at any given time.

c)	A good or service from the other party that it then combines with other goods or services in providing the specific good or service to the customer. For example, if an entity provides a significant service of integrating the goods or services… provided by another party into the specified good or service for which the customer has contracted, the entity controls the specified good or service before that good or service is transferred to the customer. This is because the entity first obtains control of the inputs to the specified good or service (which include goods or services from other parties) and directs their use to create the combined output that is the specified good or service.

●	There were no services from any Third-party miners that were combined with other services in providing any specified service to the customer. Any block reward is earned in the same way all other block rewards are earned. Solving a block is a binary process, there is success or failure. Unlike a typical value-added service (for example building a house), the additional computing power in a mining pool is not additive as it relates to the customer. The customer gets a verifies block on the bitcoin blockchain and all verified blocks are of equal quality. The added computing power increases the likelihood that the pool will win a block reward, but it does not enhance the service provided to the customer.

ASC 606-10-55-39 provides indicators as to whether the entity controls the specified goods or services and talks about the three criteria, including (a) primary responsible party, (b) inventory risk and (c) discretion in establishing prices. The Company evaluated each of these criteria as follows:

Primary responsible party

As previously stated, the Company recently completed a comprehensive analysis of numerous factors that would be indicative that the reporting entity (i.e., the pool that included third parties from May 2021 to March 2022) is primarily responsible for fulfilling the obligation. Per Chapter 10 of the PwC Guide on Revenue Recognition, factors that might indicate the reporting was a primary responsible party include:

(a)	The reporting entity determines which suppliers or vendors to contract with to fulfill end consumer orders (that is, the reporting entity has supplier discretion) or whether to fulfill the obligation with its own resources.

●	The pool acted as a collective in providing computing power. The reporting entity did not have the power to determine which suppliers to contract with in solving cryptographic algorithms to record and publish BTC transactions to blockchain ledgers. The entire pool was always operating to solve the algorithm, with Third-party miners free to join or leave for another pool at will. For example, section VIII (A) of the reporting entity standard contract states that “User may stop using the MaraPool and close his account at any time, following settlement of any pending transactions.”

(b)	The reporting entity (a) has the ability to redirect goods or redirect a service provider to fulfill a different end consumer contract and/or (b) can prevent the other party from continuing to provide goods or services to a specific end consumer.

●	The reporting entity did not have the power to redirect goods or service providers or to prevent third parties from mining at will. The reporting entity had the right to restrict participation only in cases where there were maintenance issues, technical problems or electrical outages and these restrictions would apply to all participants and not a specific participant. In addition, the reporting entity had the right to terminate service only if there are violations of terms of the agreement, violations of laws, or discovery of malfeasance.

(c)	Contractual terms and other communications (for example, marketing materials, FAQs on the reporting entity’s website) indicate that the reporting entity is responsible for providing the goods or service.

●	Given the nature of the services provided and the revenue generated, there are no marketing materials or customer communications since a customer does not become a customer until the algorithm is solved and the network as a whole, and not the reporting entity in particular, is being relied upon for the service.

(d)	The end consumer does not have a contractual relationship with the other party and/or the end consumer has little to no interaction with the other party.

●	There is no contractual relationship with the Third-party miner and the end customer. The contractual relationship is with the reporting entity and the customer. However, given the nature of the services provided and the revenue generated, there is also little to no interaction with the reporting entity and the end customer. The bitcoin blockchain is different from other industries in that the contract occurs and the revenue is recognized when a block is solved, there is no choosing of a miner (by the end customer) or promise of performance (by a miner or a mining pool).

(e)	If the other party is unable to provide the good or service, the reporting entity is responsible for finding a replacement.

●	Given the nature of the industry, this fact pattern does not apply. There is no expectation that a specific, individual miner or mining pool will solve a block for an end customer. This guarantee or expectation of a verified transaction happens at the bitcoin network level. As such, the reporting entity is never responsible for finding a replacement for any Third-party miners computing power. The end customer will receive a verified transaction regardless of what may occur within any specific mining pool.

(f)	The reporting entity is the primary contact for customer service issues, including resolving complaints.

●	This factor is not applicable to our industry since blocks are always solved and there are no customer service issues or customer complaint process.

(g)	The reporting entity is significantly involved with the end consumer in identifying the goods or services that meet the end consumer’s needs.

●	This factor is not applicable to our industry as all transactions are verified in the same manner.

(h)	The reporting entity provides training or instruction to the other party or otherwise significantly influences how the other party fulfills the contract.

●	This factor is not applicable to our industry.

Inventory risk

●	As previously stated, the Company’s core revenue generating activity calls for the use of computing power to solve cryptographic algorithms to record and publish BTC transactions to blockchain ledgers or provide BTC transaction verification services to the bitcoin network. This fact pattern also applied to its pool when the pool that included third parties was in operation. There is no inventory or inventory risk associated with this revenue stream given that there is no physical product being developed, enhanced, or sold.

Discretion in establishing prices

●	Transaction fees and block rewards are pre-determined by the bitcoin blockchain network. Therefore, the reporting entity has no pricing power or discretion in establishing prices.

Conclusion – Principal vs. Agent

●	The Company, upon completing this comprehensive analysis, has concluded that in its capacity as a pool operator (i.e. when it ran a pool that included Third-party miners) it acted as an agent, and not a principal (as was previously indicated) and that the miners in the pool (including the Company in its capacity as a miner) are the principal given they are the primary responsible party for providing computing power to the customer. As such revenue was recognized as follows:

○	The Company in its capacity as a miner, earned allocated block rewards and transaction fee revenues that were directly associated with its allocated percentage of computing power within the pool.
○	Third-party miners within the pool each earned allocated block rewards and transaction fee revenues that were directly associated with its allocated percentage of computing power within the pool. These third-party miners also recognized pool fees charged by the pool and received a net BTC reward (block reward+transaction fee-pool fees).
○	The Company, in its capacity as a pool operator, recognized pool fee revenue for any pool fees charged to third-party miners operating within the pool.

Finally, we will address the question as to why “revenues associated directly with BTC mining activities are recorded net of any pool fee with an offsetting cost of revenue. Explain why the pool fee revenue you earn as the pool operator would be a reduction to revenue.” Our previous answer was unclear in that it implied that pool fees always apply, and that is not the case. To clarify:

●	If the Company operates a mining pool where the Company is the only pool participant, revenue is recognized gross and not net of any pool fees because in effect there is no “pool” of miners (and therefore no pool fees), we are the singular participant.

●	If the Company operates a mining pool where the Company is not the only pool participant, revenue is recognized as described above in the “Conclusion – Principal vs. Agent” discussion above.

●	In cases where the Company participates in another mining pool (as a Third-party miner and not in a capacity as the pool operator) the Company would recognize revenue net of any pool fee charged by that pool operator, as would all other Third-party miners participating in that pool.

This is a standard industry standard approach to pool fees - participants in all mining “pools” recognize revenues based on the percentage of processing power (“hashrate”) contributed to the pool on any block successfully earned by the pool. This mining revenue is always rewarded net of any pool fees that are charged by the pool operator.

13.	You indicate that you are not proposing a revised revenue recognition policy. However, we note the accounting policy disclosed in Critical Accounting Matters in your Form 10-Q for the quarterly period ended March 31, 2022 was revised and does not address certain aspects of revenue recognition that are disclosed in your revenue recognition policy in your Form 10-K for the year ended December 31, 2021, such as how you account for variable consideration. As such, and in light of the nature of our comments, as previously requested, and to facilitate our review, please provide us with your proposed revised revenue recognition policy disclosure.

The Company has recognized revenues from three sources in the past, BTC mining (also known as block rewards), transaction fees and pool fees. Pool fees, which were discussed above, were received during the period the company ran a pool that included Third-party miners (May 2021 to March 2022), which it has since discontinued. The Company has evaluated the impact of pool fees and transaction fees charged to third parties and concluded that such amounts were immaterial, individually and in the aggregate, to the company’s total revenue in 2021 and 2020. Given the Staff’s comments, the Company will clarify its future disclosures with respect to revenue recognition from its two remaining sources of revenue (transaction fees and block rewards) including revising its revenue recognition policy, a draft of which is outlined below. We will also provide footnote disclosure of the amount of revenue from each source (mining and transaction fees, which will be ongoing, and pool fees as required for certain periods in 2021 and 2022) as applicable in our future filings.

Our draft revised revenue recognition policy follows:

Revenue From Contracts with Customers

The Company recognizes revenue under ASC 606, Revenue from Contracts with Customers. The core principle of the revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

●	Step 1: Identify the contract with the customer
●	Step 2: Identify the performance obligations in the contract
●	Step 3: Determine the transaction price
●	Step 4: Allocate the transaction price to the performance obligations in the contract
●	Step 5: Recognize revenue when the Company satisfies a performance obligation

In order to identify the performance obligations in a contract with a customer, a company must assess the promised goods or services in the contract and identify each promised good or service that is distinct. A performance obligation meets ASC 606’s definition of a “distinct” good or service (or bundle of goods or services) if both of the following criteria are met:

●	The customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (i.e., the good or service is capable of being distinct), and

●	the entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (i.e., the promise to transfer the good or service is distinct within the context of the contract).

If a good or service is not distinct, the good or service is combined with other promised goods or services until a bundle of goods or services is identified that is distinct.

The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer. The consideration promised in a contract with a customer may include fixed amounts, variable amounts, or both. When determining the transaction price, an entity must consider the effects of all of the following:

●	Variable consideration
●	Constraining estimates of variable consideration
●	The existence of a significant financing component in the contract
●	Noncash consideration
●	Consideration payable to a customer

Variable consideration is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The transaction price is allocated to each performance obligation on a relative standalone selling price basis. The transaction price allocated to each performance obligation is recognized when that performance obligation is satisfied, at a point in time or over time as appropriate.

The Company’s ongoing central operations focus is to provide BTC transaction verification services to its customers. The Company views the transaction requestor and the blockchain network as its customers under FASB ASC 606 for transaction fees and block rewards, respectively, to whom it provides a service (successful mining) that is an output of the Company’s ordinary activities in exchange for consideration. A contract with a customer exists at the point when the Company successfully validates a transaction to the distributed ledger. At this point, the performance obligation to validate the requested transaction has been satisfied in accordance with FASB ASC 606-10-25-30, and the criteria in FASB ASC 606-10-25-1 are met as follows:

●	Both the requester or the network (i.e., the customer) and the Company have approved the contract and have evidenced they are committed to the transaction.
●	Each party’s rights, the consideration to be transferred, and the payment terms are clear.
●	The transaction has commercial substance (that is, the risk, timing, or amount of the Company’s future cash flows is expected to change as a result of the contract).
●	Collection of the fees is probable because the fees are transferred to the Company in BTC as part of closing the successful block (that is, the fees are collected at the time the contract meets the other FASB ASC 606-10-25-1 criteria).

By successfully mining a block, the Company satisfies its lone performance obligation to its customer and, thus, should recognize revenue at that point in time.

The transaction consideration the Company receives is noncash consideration paid in BTC, and is comprised of transaction fees and block rewards. Transaction fees are specified in each transaction request and paid by the requester. Block rewards are incentives awarded to miners who successfully validate a block of transactions and occur at a specified rate (currently 6.25 BTC per solved block) that halves approximately every four years or after every 210,000 blocks are mined. FASB ASC 606-10-32-21 requires that an entity measure the estimated fair value of noncash consideration at contract inception. While the Company has determined that contract inception coincides with the time at which the transaction fees and block rewards are earned, for operational practicality reasons it applies an accounting convention that uses the quoted daily closing U.S. dollar spot rate of BTC each day to estimate the fair value (in USD) of BTC fees and block rewards earned during that day. This accounting convention does not result in materially different revenue recognition from using the fair value of the BTC earned at contract inception and has been consistently applied in all periods presented.

Expenses associated with running the BTC mining operation, such as costs for “hosting” services at data centers, electricity costs, and other operating costs directly related to mining activities are recorded as “cost of revenues – energy, hosting and other”. Depreciation on mining equipment is recorded as a component of “cost of revenues – depreciation and amortization”.

From May 2021 until April 30, 2022, the Company operated a mining pool that included certain third parties. ASC 606-10-55-39 provides indicators as to whether the entity controls the specified goods or services and lists three criterial factors that are indicative of control, including (a) is the Company a primary responsible party, (b) does the reporting entity have inventory risk and (c) does the reporting entity have discretion in establishing prices.

The Company evaluated each of these criteria and determined that in its capacity as a pool operator, it lacked the characteristics that are indicative of control. The Company determined that it was not a primary responsible party in its capacity as a pool operator since the Company did not have control over any third party contributing hashrate to its pool. It merely facilitated the contribution of hash rate by third party pool participants who could choose to join or leave a pool as they wished. The Company also determined that given the nature of BTC transaction verification services, it had no inventory risk. Finally, given that transaction fees are specified in each transaction request and that block rewards occur at a specified rate, the Company concluded that it had no discretion in establishing prices. As a result, the Company determined that it acted as an agent, and not as a principal in its capacity as a pool operator. The Company recognized pool fees generated by such pool as fee revenue and not mining revenue during the period in question and these fees were not material to its overall revenue. As of April 30, 2022, third-party miners were no longer participating in the Company’s mining pool. As such, the Company will no longer recognize pool fee revenue.

In connection with responding to the Staff’s comments, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope you find that these responses adequately address the Staff’s questions, but please contact the undersigned at hugh@mara.com or our counsel, Jolie Kahn, Esq., at joliekahnlaw@sbcglobal.net, if you have any further questions or would like to discuss our responses.

Sincerely,

/s/ Hugh Gallagher
Hugh Gallagher
Chief Financial Officer

Cc: Jolie Kahn, Esq.